UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

PLURALSIGHT, INC.

(Name of Subject Company)

PLURALSIGHT, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.0001 par value per share

Class B Common Stock, $0.0001 par value per share

Class C Common Stock, $0.0001 par value per share

(Title of Class of Securities)

Class A Common Stock: 72941B106

Class B Common Stock: None

Class C Common Stock: None

(CUSIP Number of Class of Securities)

Matthew Forkner

Chief Legal Officer and Corporate Secretary

42 Future Way

Draper, UT 84020

(801) 784-9007

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Rezwan D. Pavri

Martin W. Korman

Douglas K. Schnell

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (which we refer to as this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on March 12, 2021 by Pluralsight, Inc., a Delaware corporation (which we refer to as “Pluralsight”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Lake Merger Sub I, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned direct subsidiary of Lake Holdings, LP, a Delaware limited partnership (which we refer to as “Parent I”), to purchase (1) all of the issued and outstanding shares of Class A common stock of Pluralsight (which we refer to as “Class A Shares”) at an offer price of $22.50 per Class A Share, (2) all of the issued and outstanding shares of Class B common stock of Pluralsight (which we refer to as “Class B Shares”) at an offer price of $0.0001 per Class B Share, and (3) all of the issued and outstanding shares of Class C common stock of Pluralsight (which we refer to as “Class C Shares” and, together with the Class A Shares and Class B Shares, the “Shares”) at $0.0001 per Class C Share.

The Offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent I and Purchaser with the SEC on March 9, 2021 and is made upon the terms and subject to the conditions set forth in the related offer to purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related letter of transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Pluralsight.

Capitalized terms used but not otherwise defined in this Amendment No. 2 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 2, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following immediately prior to the section captioned “Cautionary Statements Regarding Forward-Looking Statements”:

Completion of the Offer

The Offer and any withdrawal rights expired as of one minute after 11:59 pm., New York City time at the end of April 5, 2021 (which we refer to as the “Expiration Time”) and was not extended. American Stock Transfer & Trust Co., LLC (which we refer to as the “Depositary”), advised Parent I and Purchaser that, as of the Expiration Time, an aggregate of 112,888,150 Class A Shares validly tendered and not validly withdrawn pursuant to the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL, but including Class A Shares issued pursuant to a Pubco Offer Redemption and tendered into the Offer in accordance with Section 2.2(c) of the Amended Merger Agreement). No Class B Shares were tendered into the Offer and, as of the Expiration Time, all outstanding Class C Shares were cancelled in connection with Pubco Offer Redemptions.

The tendered Shares represent approximately 75.2 percent of the aggregate voting power of all issued and outstanding Shares as of the Expiration Time and 71.2 percent of all issued and outstanding Class A Shares and Class B Shares as of the Expiration Time, excluding (for purposes of both the numerator and the denominator of such calculation) any Class A Shares and Class B Shares known by Pluralsight’s Chief Executive Officer, Chief Legal Officer or Corporate Secretary to be held by a Company Excluded Party as of such time.

Because all conditions to the Offer were satisfied as of the Expiration Time, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer, and, in accordance with the terms of the Offer, payment for such Shares will be promptly made to the Depositary, which will then transmit such payments to tendering Pluralsight stockholders whose Shares have been accepted for payment.

The full text of the press release issued on April 6, 2021, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(D) to this Schedule 14D-9 and is incorporated by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:

(a)(5)(D)* Press Release issued by Pluralsight on April 6, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLURALSIGHT, INC.

By:	/s/ Matthew Forkner
Matthew Forkner
Chief Legal Officer and Corporate Secretary

Date: April 6, 2021